UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR
     For Period Ended: September 29, 2006
          ☐ Transition Report on Form 10-K
          ☐ Transition Report on Form 20-K
          ☐ Transition Report on Form 11-K
          ☐ Transition Report on Form 10-Q
          ☐ Transition Report on Form N-SAR
     For the Transition Period Ended:

     Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Western Digital Corporation

Full Name of Registrant
N/A

Former Name if Applicable
20511 Lake Forest Drive

Address of Principal Executive Office (Street and Number)
Lake Forest, California 92630

City, State and Zip Code

PART II
RULES 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on From 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
On October 23, 2006, Western Digital Corporation (the “Company”) announced that a Special Committee of the Company’s Board of Directors, comprised solely of independent directors, completed a three month, Company-initiated, voluntary review of its historical stock option grants. The key findings from the Special Committee’s investigation were described in a press release dated October 23, 2006, furnished on Form 8-K on October 23, 2006.
The Company and its independent auditors are continuing to review the findings of the Special Committee as well as the recent accounting guidance published by the SEC. The Company has not yet determined how the accounting adjustments will be reflected in its financial statements. Accordingly, the Company is unable to file its periodic report on Form 10-Q within the prescribed time period for the period ended September 29, 2006 and does not currently anticipate that it will be able to file its Form 10-Q by November 13, 2006 (the fifth calendar day following the prescribed due date for such report). The Company plans to file its Form 10-K for its fiscal year ended June 30, 2006 and its Form 10-Q for the period ended September 29, 2006 as promptly as practicable after concluding if any changes to its historical financial statements are required.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Raymond M. Bukaty	(949)	672-7000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
Annual Report on Form 10-K for the fiscal year ended June 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company previously announced results of operations for the period ended September 29, 2006 in an earnings release dated November 2, 2006, furnished on Form 8-K on November 2, 2006. As previously announced:
(i) The Company’s results for the period ended September 29, 2006, reflected revenue of $1.3 billion, net income of $103 million, and earnings per share of $0.46. For the period ended September 30, 2005, revenue was $1.0 billion, net income was $69 million, and earnings per share was $0.31.
(ii) The Company generated $128 million in cash flow from operations during the quarter, and ended the quarter with $751 million of cash and short-term investments. During the same quarter in 2005, the Company generated $40 million in cash flow from operations and ended the quarter with $581 million of cash and short-term investments.
     The Company’s operating results reflected in the November 2, 2006 release do not include any adjustment relating to the findings of the Special Committee with respect to its review of the Company’s historical stock option grants. Based on the review, it has been preliminarily determined that the Company should have recognized approximately $21 million of additional stock-based compensation and tax-related expenses in its historical financial statements. However, the Company does not anticipate a material adjustment to the operating results included in the November 2, 2006 release nor to the results for fiscal 2005 and 2006 included in its July 27, 2006 press release.

     This notification of late filing on Form 12b-25 contains forward-looking statements regarding the Company’s current anticipation that the stock option review will not result in a material adjustment to the operating results included in the November 2, 2006 release nor to the results for fiscal 2005 and 2006 included in its July 27, 2006 press release. These forward-looking statements are based on the Company’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including risks and uncertainties relating to developments in regulatory and legal guidance regarding stock option grants and accounting for such grants. For example, information may be learned and analysis may be undertaken concerning the Company’s historic stock option grants and accounting that may materially impact the Company’s financial statements or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.
Western Digital Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 8, 2006	By:	/s/ Raymond M. Bukaty
Raymond M. Bukaty,
Senior Vice President, Administration, General Counsel and Secretary

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

5